August 4, 2020

VIA EDGAR

Erin Purnell

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	FAST Acquisition Corp.

Draft Registration Statement on Form S-1

Filed June 29, 2020

CIK No. 0001815737

Dear Ms. Purnell:

On behalf of our client, FAST Acquisition Corp. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated July 24, 2020, relating to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on June 29, 2020.

The Company has filed via EDGAR the Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comments of the Staff in bold and the Company’s responses thereto.

Draft Registration Statement filed June 29, 2020

Our Opportunity, page 6

1.	Please tell us whether you commissioned any of the third-party data included in your registration statement.

Response: We have not commissioned any of the third-party data included in the Registration Statement.

August 4, 2020

Conditions to completing our initial business combination, page 16

2.	We note the disclosure that NYSE rules require that the business combination has an aggregate fair market value of at least 80% of the value of the assets in the trust account. Please clarify whether the 80% requirement would continue to apply if you were no longer listed on NYSE. Consider adding risk factor disclosure.

Response: We have revised the Registration Statement where appropriate to clarify that if our securities are not listed on NYSE after this offering, we would not be required to satisfy the 80% test. We have revised the Registration Statement (pages 9, 18, 78 and 92) to clarify this point.

Please contact me at (212) 819-7642 if you have any questions or require any additional information in connection with this letter or the Registration Statement.

Sincerely,

/s/ Joel Rubinstein

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